  Exhibit 99.1

Silver Elephant Appoints Peter Lightfoot as Technical Advisor for its Minago Nickel Project in the Thompson Nickel Belt

Vancouver, British Columbia, July 19, 2021 – Silver Elephant Mining Corp. (“Silver Elephant” or “the Company”) (TSX:ELEF, OTCQX:SILEF, Frankfurt:1P2N) is pleased to announce the appointment of Dr. Peter C. Lightfoot as a technical advisor for its Minago nickel project in the Thompson nickel belt in Canada.

Dr. Peter C. Lightfoot, P.Geo. is an Independent Consultant to the global minerals industry and is the founder/owner of Lightfoot Geoscience Inc., a consulting company providing services to companies exploring for magmatic nickel ore deposits. During a 20-year career as a geologist with Inco and Vale he was responsible for nickel exploration at Voisey's Bay, Sudbury and Carajas. Peter was also involved in project generation, evaluation and technical support in Canada, Greenland, Scandinavia, Finland, China, India, Australia, Brazil, Angola, South Africa and the United States.

In 2016, Peter published the first comprehensive textbook on the Ni-Cu-precious metal ore deposits of the Sudbury Igneous Complex. Also in 2016, he compiled and edited a special volume on gold deposits of China, published in Ore Geology Reviews. In 2017, Dr. Lightfoot was appointed as the Hutchinson Visiting Industry Professor at the University of Western Ontario, where he is now an Adjunct Professor. Peter received his B.A. in Earth Sciences from Oxford in 1980, his M.Sc. degree from the University of Toronto in 1982 and his Ph.D from the Open University (U.K.) in 1985. He completed post-doctoral studies at the University of Toronto and undertook extensive research on the geology and geochemistry of the Noril'sk ore deposits during his tenure as an Adjunct Professor.

Dr. Lightfoot will assist the Company with Minago exploration and nickel property evaluation for staking and acquisition in the Thompson nickel belt.

About the Minago Project

The Minago Project is located in the southern part of Manitoba’s Thompson Nickel Belt (“TNB”), which is the fifth largest sulphide nickel belt in the world based on contained nickel endowment, containing over 18 nickel deposits and over 5 billion lbs of nickel production since 1959. (Naldrett, A.J., 2004, Magmatic Sulfide Deposits; Geology, Geochemistry and Exploration: Springer-Verlag, Berlin, 725 p.).

On July 6, 2021, Silver Elephant announced Mineral Resource Estimate for Minago prepared by Mercator and AGP with an effective date of July 2, 2021 that includes a Measured and Indicated Mineral Resource of 722 million lbs of nickel, and an Inferred Mineral Resource of 319 million lbs of nickel at an average grade of 0.74% nickel (mineral resources are not mineral reserves and do not have demonstrated economic viability). The Minago Project has received over $40 million in investment since early 2000.

Manitoba Provincial Highway 6 and a high-voltage (230 kV) transmission line both transect the Minago project. Minago has been demonstrated to produce a 22.3% nickel concentrate based on representative feed of 0.54% nickel through extensive metallurgical testing by SGS. Vale currently produces nickel concentrates in Thompson at the heart of the TNB, 270 km northeast of the Minago project. Its nickel concentrates are shipped to its Sudbury smelter for processing to refined nickel.

Qualified Persons

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP Exploration. Mr. Oosterman is not independent of the Company in that he is employed by it. Mr. Oosterman is a qualified person (“QP”) as defined by the guidelines in NI 43-101.

About Silver Elephant

Silver Elephant Mining Corp. is a premier mining and exploration company in nickel, silver, and vanadium.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

John Lee
Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@silverelef.com www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Company’s future growth, results of operations, performance, and business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. The Company undertakes no obligation to publicly release any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.